Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (which Sections were adopted as part of the Private Securities Litigation Reform Act of 1995).  Such forward-looking statements and assumptions include, among other things, statements with respect to our financial condition, results of operations, cash flows, business strategies, operating efficiencies, indebtedness, litigation, competitive positions, growth opportunities, plans and objectives of management, and other matters. Such forward-looking statements are based upon management’s current knowledge and assumptions about future events and are subject to numerous assumptions, risks, uncertainties and other factors, many of which are outside of our control, which could cause actual results to differ materially from the anticipated results, prospects, performance or achievements expressed or implied by such statements.  Such risks and uncertainties include, but are not limited to: (a) the cost and cash flow impact of our debt and our ability to obtain further financing; (b) the complexity of the legal and regulatory environments in which we operate, including the effect of claims and litigation; (c) our oversight by the SEC and other regulatory agencies and investigations by those agencies; (d) our credit rating or further reductions of our credit rating; (e) a decline in revenues from or a loss or failure of significant clients; (f) our ability to recover capital investments in connection with our contracts; (g) possible period-to-period fluctuations in our non-recurring revenues and related cash flows; (h) competition and our ability to compete effectively; (i) dissatisfaction with our services by our clients; (j) our dependency to a significant extent on third party providers, such as subcontractors, a relatively small number of primary software vendors, utility providers and network providers; (k) our ability to identify, acquire or integrate other businesses or technologies; (l) our ability to manage our operations and our growth; (m) termination rights, audits and investigations related to our Government contracts; (n) delays in signing and commencing new business; (o) the effect of some provisions in contracts and our ability to control costs; (p) claims associated with our actuarial consulting and benefit plan management services; (q) claims of infringement of third-party intellectual property rights; (r) laws relating to individually identifiable information; (s) potential breaches of our security system; (t) the impact of budget deficits and/or fluctuations in the number of requests for proposals issued by governments; (u) risks regarding our international and domestic operations; (v) fluctuations in foreign currency exchange rates; (w) our ability to attract and retain necessary technical personnel, skilled management and qualified subcontractors; (x) risks associated with loans that we service; (y) the effect of certain provisions of our certificate of incorporation, bylaws and Delaware law and our stock ownership; (z) the price of our Class A common stock; (aa) the risk that we will not realize all of the anticipated benefits from our proposed transaction with Xerox; (bb) the risk that customer retention and revenue expansion goals for the proposed Xerox transaction will not be met and that disruptions from the proposed Xerox transaction will harm relationships with customers, employees and suppliers; (cc) the risk that unexpected costs will be incurred in connection with the proposed Xerox transaction; (dd) the outcome of litigation, including with respect to the proposed Xerox transaction; (ee) antitrust and other regulatory proceedings to which we may be a party in connection with the proposed Xerox transaction; and (ff) the risk that the proposed Xerox transaction will not close or that our or Xerox’s shareholders fail to approve the proposed Xerox transaction.  For more details on factors that may cause actual results to differ materially from such forward-looking statements, please see Item 1A. Risk Factors of our Annual Report on Form 10-K for the fiscal year ended June 30, 2009 and other reports from time to time that we file with or furnish to the SEC. Forward-looking statements contained or referenced in this news release speak only as of the date of this release. We disclaim, and do not undertake any obligation to, update or release any revisions to any forward-looking statement.

Additional Information

The proposed merger transaction involving ACS and Xerox will be submitted to the respective stockholders of ACS and Xerox for their consideration.  In connection with the proposed merger, Xerox filed with the SEC, and the SEC declared effective on December 23, 2009, a registration statement on Form S-4 that included a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox and each of the companies may be filing with the SEC other documents regarding the proposed transaction.  ACS and Xerox have mailed the joint proxy statement/prospectus to their stockholders.  ACS and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction because it contains important information.  You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ACS and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov).  Copies of the definitive joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive joint proxy statement/prospectus can also be obtained, when available, without charge, from ACS’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”.  You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

ACS, Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of ACS and Xerox in favor of the merger.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of ACS and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.  You can find information about ACS’s executive officers and directors in its Form 10-K filed with the SEC on August 27, 2009.  You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009.  You can obtain free copies of these documents from ACS and Xerox websites using the contact information above.

In connection with the Agreement and Plan of Merger between Affiliated Computer Services, Inc. (“ACS”), Xerox Corporation (“Xerox”) and Xerox’s subsidiary, Boulder Acquisition Corp. (the “Merger”),  please note the following regarding stock options on ACS stock:

Vesting of ACS Stock Options

•	For ACS options issued before August 20, 2009, the following applies:

o	All options that are currently vested remain vested.

o	All options not currently vested are expected to vest at 11:59 p.m. (EST) on Thursday, February 4, 2010.

•	The ACS options issued on August 20, 2009, do not vest upon the completion of the Merger but convert to Xerox options which is described below under the heading “Conversion of Options”.

Exercisability of ACS Options

All vested options can be exercised at any time during trading hours of the New York Stock Exchange subject to each of the following limitations:

•
ACS employees that are subject to the Window Period as specified by ACS Policy may not exercise until the second trading day following a quarterly earnings release.  The Window Period is set to open at 9:30 a.m. (EST) on Monday, January 25.

•
An ACS employee that has material, non-public information (i.e., “inside information”) regarding ACS or Xerox may not exercise ACS options even during the Window Period.  This information might include, but is not limited to, any preliminary vote totals on the ACS or Xerox shareholder vote, significant information with respect to the cost-savings or synergies to be realized in the merger with Xerox or any other information regarding the major post-merger plans of ACS or Xerox. If you have any question as to whether you might have “inside” information, you are urged to seek legal advice and counsel before exercising options.

•
To exercise your options as “ACS options” you must do so prior to the closing of the Merger which could occur at any time after approval by ACS and Xerox stockholders at their respective meetings on February 5. Otherwise, your options will convert to Xerox options as described immediately below.

Conversion of Options

•
The ACS options granted on August 20, 2009 will automatically convert to options on Xerox stock at the effective time of the Merger.  However, these “new” Xerox options will remain unvested and will vest according to the vesting schedule in the ACS plan under which they were originally granted.   See Exhibit 1 for the conversion formula and an example.

•
All other outstanding ACS options (all options other than the ACS options issued on August 20, 2009) will automatically convert to options on Xerox stock at the effective time of the Merger.  See Exhibit 1 for the conversion formula and an example.

Method of Exercising Options

The method for exercising stock options is set forth below:

•	Prior To Merger - - ACS uses Morgan Stanley to administer its stock option program and to maintain a platform for stock option transactions.

•
After Merger - - It is anticipated that Morgan Stanley will continue to administer the stock option program for the Xerox options (that have been converted from ACS options) for some period of time.  The information immediately above regarding the method of exercising options will continue to apply to Xerox options until further notice.

EXHIBIT 1

Conversion Formula

The formula to convert an ACS option into an option to purchase Xerox shares is as follows:

•
Number of Xerox options received = number of ACS options X  (4.935 + ($18.60 ÷ closing price of Xerox stock on the day before closing of the merger)), rounded down to the nearest whole number of Xerox stock

•
Exercise Price on the new Xerox options = exercise price on the ACS options  ÷ (4.935 + ($18.60 ÷ closing price of Xerox stock on the day before closing of the merger)), rounded up to the nearest whole cent

Example of Conversion

Assume the following:  (1) A person has an option to purchase 1,000 shares of ACS stock at an exercise price of $40.00 per share; and (2) the closing price of Xerox stock on the day before the merger is $9.00.  The calculation would be as follows:

Number of Xerox options received in exchange for 1,000 ACS options	=	1,000 X (4.935 + (18.60 ÷ 9.00))
	=	1,000 X (4.935 + 2.06666)
	=	1,000 X 7.001666
	=	7,001.666 Xerox options
	=	7,001 Xerox options (rounded down)

Exercise price on Xerox option received	=	$40.00 ÷ (4.935 + (18.60 ÷ 9.00))
	=	$40.00 ÷ (4.935 + 2.06666)
	=	$40.00 ÷ 7.001666
	=	$5.7129 exercise price
	=	$5.72 exercise price (rounded up)

In this example, the 1,000 ACS options at an exercise price of $40.00 converts to 7,001 options on Xerox stock at an exercise price of $5.72 per share.